UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

EVO Payments, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value

(Title of Class of Securities)

26927E 10 4

(CUSIP Number)

December 31, 2018

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26927E 10 4	13G	Page 2 of 23 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Madison Dearborn Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 16,113,978 shares (See Item 4)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 16,113,978 shares (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,113,978 shares (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 39.46% (a) (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) OO

(a)

The percentage set forth above is calculated pursuant to Rule 13d-3 of the Act using the 25,378,116 shares of the Issuer’s Class A Common Stock outstanding as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2018, plus 15,461,478 units of EVO Investco, LLC beneficially owned by the Reporting Person that, together with an equal number of shares of the Issuer’s Class D Common Stock, are exchangeable on a one-for-one basis for shares of Class A Common Stock.

CUSIP No. 26927E 10 4	13G	Page 3 of 23 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Madison Dearborn Partners VI-A&C, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 2,629,266 shares (See Item 4)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 2,629,266 shares (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,629,266 shares (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.61% (a) (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) PN

(a)

The percentage set forth above is calculated pursuant to Rule 13d-3 of the Act using the 25,378,116 shares of the Issuer’s Class A Common Stock outstanding as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2018, plus 1,976,766 units of EVO Investco, LLC beneficially owned by the Reporting Person that, together with an equal number of shares of the Issuer’s Class D Common Stock, are exchangeable on a one-for-one basis for shares of Class A Common Stock.

CUSIP No. 26927E 10 4	13G	Page 4 of 23 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Madison Dearborn Capital Partners VI-C, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 2,629,266 shares (See Item 4)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 2,629,266 shares (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,629,266 shares (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.61% (a) (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) PN

(a)

The percentage set forth above is calculated pursuant to Rule 13d-3 of the Act using the 25,378,116 shares of the Issuer’s Class A Common Stock outstanding as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2018, plus 1,976,766 units of EVO Investco, LLC beneficially owned by the Reporting Person that, together with an equal number of shares of the Issuer’s Class D Common Stock, are exchangeable on a one-for-one basis for shares of Class A Common Stock..

CUSIP No. 26927E 10 4	13G	Page 5 of 23 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Madison Dearborn Partners VI-B, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 15,461,478 shares (See Item 4)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 15,461,478 shares (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,461,478 shares (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 37.86% (a) (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) PN

(a)

The percentage set forth above is calculated pursuant to Rule 13d-3 of the Act using the 25,378,116 shares of the Issuer’s Class A Common Stock outstanding as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2018, plus 15,461,478 units of EVO Investco, LLC beneficially owned by the Reporting Person that, together with an equal number of shares of the Issuer’s Class D Common Stock, are exchangeable on a one-for-one basis for shares of Class A Common Stock.

CUSIP No. 26927E 10 4	13G	Page 6 of 23 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Madison Dearborn Capital Partners VI-B, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 13,381,302 shares (See Item 4)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 13,381,302 shares (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,381,302 shares (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 34.52% (a) (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) PN

(a)

The percentage set forth above is calculated pursuant to Rule 13d-3 of the Act using the 25,378,116 shares of the Issuer’s Class A Common Stock outstanding as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2018, plus 13,381,302 units of EVO Investco, LLC beneficially owned by the Reporting Person that, together with an equal number of shares of the Issuer’s Class D Common Stock, are exchangeable on a one-for-one basis for shares of Class A Common Stock.

CUSIP No. 26927E 10 4	13G	Page 7 of 23 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Madison Dearborn Capital Partners VI Executive -B, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 103,410 shares (See Item 4)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 103,410 shares (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 103,410 shares (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.41% (a) (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) PN

(a)

The percentage set forth above is calculated pursuant to Rule 13d-3 of the Act using the 25,378,116 shares of the Issuer’s Class A Common Stock outstanding as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2018, plus 103,410 units of EVO Investco, LLC beneficially owned by the Reporting Person that, together with an equal number of shares of the Issuer’s Class D Common Stock, are exchangeable on a one-for-one basis for shares of Class A Common Stock.

CUSIP No. 26927E 10 4	13G	Page 8 of 23 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): MDCP Cardservices LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 3,346,467 shares (See Item 4)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 3,346,467 shares (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,346,467 shares (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.65% (a) (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) OO

(a)

The percentage set forth above is calculated pursuant to Rule 13d-3 of the Act using the 25,378,116 shares of the Issuer’s Class A Common Stock outstanding as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2018, plus 3,346,467 units of EVO Investco, LLC beneficially owned by the Reporting Person that, together with an equal number of shares of the Issuer’s Class D Common Stock, are exchangeable on a one-for-one basis for shares of Class A Common Stock.

CUSIP No. 26927E 10 4	13G	Page 9 of 23 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): MDCP VI-C Cardservices Blocker Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 1,976,766 shares (See Item 4)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 1,976,766 shares (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,976,766 shares (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.23% (a) (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) CO

(a)

The percentage set forth above is calculated pursuant to Rule 13d-3 of the Act using the 25,378,116 shares of the Issuer’s Class A Common Stock outstanding as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2018, plus 1,976,766 units of EVO Investco, LLC beneficially owned by the Reporting Person that, together with an equal number of shares of the Issuer’s Class D Common Stock, are exchangeable on a one-for-one basis for shares of Class A Common Stock.

CUSIP No. 26927E 10 4	13G	Page 10 of 23 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): MDCP VI-C Cardservices Splitter, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 1,976,766 shares (See Item 4)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 1,976,766 shares (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,976,766 shares (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.23% (a) (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) OO

(a)

The percentage set forth above is calculated pursuant to Rule 13d-3 of the Act using the 25,378,116 shares of the Issuer’s Class A Common Stock outstanding as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2018, plus 1,976,766 units of EVO Investco, LLC beneficially owned by the Reporting Person that, together with an equal number of shares of the Issuer’s Class D Common Stock, are exchangeable on a one-for-one basis for shares of Class A Common Stock.

CUSIP No. 26927E 10 4	13G	Page 11 of 23 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Paul J. Finnegan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 16,113,978 shares (See Item 4)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 16,113,978 shares (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,113,978 shares (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 39.46% (a) (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) IN

(a)

The percentage set forth above is calculated pursuant to Rule 13d-3 of the Act using the 25,378,116 shares of the Issuer’s Class A Common Stock outstanding as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2018, plus 15,461,478 units of EVO Investco, LLC beneficially owned by the Reporting Person that, together with an equal number of shares of the Issuer’s Class D Common Stock, are exchangeable on a one-for-one basis for shares of Class A Common Stock.

CUSIP No. 26927E 10 4	13G	Page 12 of 23 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Samuel M. Mencoff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 16,113,978 shares (See Item 4)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 16,113,978 shares (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,113,978 shares (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 39.46% (a) (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) IN

(a)

The percentage set forth above is calculated pursuant to Rule 13d-3 of the Act using the 25,378,116 shares of the Issuer’s Class A Common Stock outstanding as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2018, plus 15,461,478 units of EVO Investco, LLC beneficially owned by the Reporting Person that, together with an equal number of shares of the Issuer’s Class D Common Stock, are exchangeable on a one-for-one basis for shares of Class A Common Stock.

CUSIP No. 26927E 10 4	13G	Page 13 of 23 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Vahe A. Dombalagian
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 16,113,978 shares (See Item 4)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 16,113,978 shares (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,113,978 shares (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 39.46% (a) (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) IN

(a)

The percentage set forth above is calculated pursuant to Rule 13d-3 of the Act using the 25,378,116 shares of the Issuer’s Class A Common Stock outstanding as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2018, plus 15,461,478 units of EVO Investco, LLC beneficially owned by the Reporting Person that, together with an equal number of shares of the Issuer’s Class D Common Stock, are exchangeable on a one-for-one basis for shares of Class A Common Stock.

CUSIP No. 26927E 10 4	13G	Page 14 of 23 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Matthew W. Raino
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 16,113,978 shares (See Item 4)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 16,113,978 shares (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,113,978 shares (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 39.46% (a) (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) IN

(a)

The percentage set forth above is calculated pursuant to Rule 13d-3 of the Act using the 25,378,116 shares of the Issuer’s Class A Common Stock outstanding as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2018, plus 15,461,478 units of EVO Investco, LLC beneficially owned by the Reporting Person that, together with an equal number of shares of the Issuer’s Class D Common Stock, are exchangeable on a one-for-one basis for shares of Class A Common Stock.

CUSIP No. 26927E 10 4	13G	Page 15 of 23 Pages

Item 1(a)	Name of Issuer:

EVO Payments, Inc. (the “Issuer”).

Item 1(b)	Address of Issuer’s Principal Executive Offices:

Ten Glenlake Parkway, South Tower, Suite 950, Atlanta, Georgia 30328

Item 2(a)	Name of Person Filing:

This Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Act: Madison Dearborn Partners, LLC (“MDP”), Madison Dearborn Partners VI-A&C, L.P. (“MDP VI-A&C”), Madison Dearborn Capital Partners VI-C, L.P. (“MDCP VI-C”), Madison Dearborn Partners VI-B, L.P. (“MDP VI-B”), Madison Dearborn Capital Partners VI-B, L.P. (“MDCP VI-B”), Madison Dearborn Capital Partners VI Executive-B, L.P. (“MDCP Exec VI-B”), MDCP Cardservices LLC (“MDCP Cardservices”), MDCP VI-C Cardservices Blocker Corp. (“Blocker”), MDCP VI-C Cardservices Splitter, L.P. (“Splitter”), Messrs. Paul J. Finnegan, Samuel M. Mencoff, Vahe A. Dombalagian and Matthew W. Raino (collectively, the “Reporting Persons”).

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the Reporting Persons is

c/o Madison Dearborn Partners, LLC, Three First National Plaza, Suite 4600, 70 West Madison Street, Chicago, Illinois 60602.

Item 2(c)	Citizenship:

Each of MDP and MDCP Cardservices is a limited liability company organized under the laws of the State of Delaware.

Each of the MDP VI-A&C, MDCP VI-C, MDP VI-B, MDCP VI-B, MDCP Exec VI-B and Splitter is a limited partnership organized under the laws of the State of Delaware.

Blocker is a corporation organized under the laws of the State of Delaware

Messrs. Finnegan, Mencoff, Dombalagian and Raino are citizens of the United States.

Item 2(d)	Title of Class of Securities:

Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”).

CUSIP No. 26927E 10 4	13G	Page 16 of 23 Pages

Item 2(e)	CUSIP Number:

26927E 10 4

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) ☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f) ☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g) ☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h) ☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) ☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).

(k) ☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Not applicable.

Item 4	Ownership:

(a)	Amount beneficially owned as of the date hereof:

(1) In the aggregate, the Reporting Persons beneficially own (i) 652,500 shares of Class A Common Stock and (ii) 15,461,478 units of EVO Investco, LLC (the “EVO LLC Units”), which are exchangeable, together with an equal number of shares of the Issuer’s Class D Common Stock, on a one-for-one basis for shares of Class A Common Stock pursuant to an Exchange Agreement, dated as of May 25, 2018, by and among the Issuer, the Reporting Persons and certain other parties. The securities are held of record as follows: 652,500 shares of Class A Common Stock by MDCP VI-C, 10,034,835 EVO LLC Units by MDCP VI-B, 103,410 EVO LLC Units by MDCP Exec VI-B, 1,976,766 EVO LLC Units by Splitter, and 3,346,467 EVO LLC Units by MDCP Cardservices.

CUSIP No. 26927E 10 4	13G	Page 17 of 23 Pages

(2) MDCP VI-B may be deemed to share beneficial ownership of the securities held by MDCP Cardservices, as its controlling member. MDP VI-B may be deemed to share beneficial ownership of the securities held by MDCP VI-B, MDCP Exec VI-B and Splitter, as each of their general partners. MDCP VI-C may be deemed to share beneficial ownership of the securities held by Splitter to the extent of its pecuniary interest therein by virtue of the rights granted with respect to the disposition of such securities under the Exchange Agreement and the call option issued by Blocker. Blocker may be deemed to share beneficial ownership of the securities held by Splitter to the extent of its pecuniary interest therein by virtue of the rights granted with respect to the disposition of such securities under the call option. MDP VI-A&C, as the general partner of MDCP VI-C, may be deemed the beneficial owner of the securities beneficially owned by MDCP VI-C. MDP LLC, as the general partner of each of MDP VI-B and MDP VI-A&C may be deemed to share beneficial ownership of the reported securities. As the sole members of the limited partner committees of MDP VI-B and MDP VI-A&C, which have the power, acting by unanimous vote, to vote or dispose of the securities beneficially owned by MDP VI-B and MDP VI-A&C, Paul J. Finnegan and Samuel M. Mencoff may be deemed to have shared voting and investment power over the securities beneficially owned by MDP VI-B and MDP VI-A&C. Messrs. Dombalagian and Raino are each a Managing Director of MDP and a member of the board of directors of the Issuer and may be deemed to share voting and dispositive power over the securities beneficially owned by MDP LLC.

Pursuant to Rule 13d-4 of the Act, neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it or he is the beneficial owner of any of the Class A Common Stock or other securities referred to herein for the purposes of Section 13(d) of the Act, or for any other purpose, and, except to the extent of its or his pecuniary interest, such beneficial ownership is expressly disclaimed by each Reporting Person other than the holders of record of the securities.

(b)	Percent of class:

In the aggregate, the Reporting Persons beneficially own 39.46% of the shares of Class A Common Stock outstanding, assuming 15,461,478 of EVO LLC Units beneficially owned by the Reporting Persons in the aggregate are exchanged for shares of Class A Common Stock. This percentage is calculated pursuant to Rule 13d-3 of the Act using using the 25,378,116 shares of Class A common stock outstanding as of November 1, 2018 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2018, plus 15,461,478 of EVO LLC Units beneficially owned, in the aggregate, by the Reporting Persons that, together with an equal number of shares of the Issuer’s Class D Common Stock, are exchangeable for shares of Class A Common Stock, within 60 days of December 31, 2018.

CUSIP No. 26927E 10 4	13G	Page 18 of 23 Pages

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See the responses to Item 5 on the attached cover pages.

(ii)	shared power to vote or to direct the vote: See the responses to Item 6 on the attached cover pages.

(iii)	sole power to dispose or to direct the disposition of: See the responses to Item 7 on the attached cover pages.

(iv)	shared power to dispose or to direct the disposition of: See the responses to Item 8 on the attached cover pages.

Each Reporting Person expressly disclaims any assertion or presumption that it and the other persons on whose behalf this Statement is filed constitute a “group” for the purposes of Sections 13(d) and 13(g) of the Act and the rules thereunder. The filing of this statement should not be construed to be an admission that any member of the Reporting Persons are members of a “group” for the purposes of Sections 13(d) and 13(g) of the Act.

Item 5	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable.

Item 8	Identification and Classification of Members of the Group:

Not Applicable.

Item 9	Notice of Dissolution of Group:

Not Applicable.

Item 10	Certification:

Not Applicable. This statement on Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d-1(c).

CUSIP No. 26927E 10 4	13G	Page 19 of 23 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the Agreement listed on Exhibit 99.1 hereto.

Dated: February 13, 2019.

MADISON DEARBORN PARTNERS, LLC

By:	/s/ Annie S. Terry
Name: Annie S. Terry
Its: Managing Director

MADISON DEARBORN PARTNERS VI-A&C, L.P.

By:	Madison Dearborn Partners, LLC
Its:	General Partner

By:	/s/ Annie S. Terry
Name: Annie S. Terry
Its: Managing Director

MADISON DEARBORN CAPITAL PARTNERS VI-C, L.P.

By:	Madison Dearborn Partners VI-A&C, L.P.
Its:	General Partner

By:	Madison Dearborn Partners, LLC
Its:	General Partner

By:	/s/ Annie S. Terry
Name: Annie S. Terry
Its: Managing Director

CUSIP No. 26927E 10 4	13G	Page 20 of 23 Pages

MADISON DEARBORN PARTNERS VI-B, L.P.

By:	Madison Dearborn Partners, LLC
Its:	General Partner

By:	/s/ Annie S. Terry
Name: Annie S. Terry
Its: Managing Director

MADISON DEARBORN CAPITAL PARTNERS VI-B, L.P.

By:	Madison Dearborn Partners VI-B, L.P.
Its:	General Partner

By:	Madison Dearborn Partners, LLC
Its:	General Partner

By:	/s/ Annie S. Terry
Name: Annie S. Terry
Its: Managing Director

MADISON DEARBORN CAPITAL PARTNERS VI EXECUTIVE-B, L.P.

By:	Madison Dearborn Partners VI-B, L.P.
Its:	General Partner

By:	Madison Dearborn Partners, LLC
Its:	General Partner

By:	/s/ Annie S. Terry
Name: Annie S. Terry
Its: Managing Director

CUSIP No. 26927E 10 4	13G	Page 21 of 23 Pages

MDCP CARDSERVICES, LLC

By:	Madison Dearborn Capital Partners VI-B, L.P.
Its:	Controlling Member

By:	Madison Dearborn Partners VI-B, L.P.
Its:	General Partner

By:	Madison Dearborn Partners, LLC
Its:	General Partner

By:	/s/ Annie S. Terry
Name: Annie S. Terry
Its: Managing Director

MDCP VI-C CARDSERVICES BLOCKER CORP.

By:	/s/ Annie S. Terry
Name: Annie S. Terry
Its: Managing Director

MDCP IV-C CARDSERVICES SPLITTER, L.P.

By:	Madison Dearborn Partners VI-B, L.P.
Its:	General Partner

By:	Madison Dearborn Partners, LLC
Its:	General Partner

By:	/s/ Annie S. Terry
Name: Annie S. Terry
Its: Managing Director

CUSIP No. 26927E 10 4	13G	Page 22 of 23 Pages

/s/ Paul J. Finnegan
Paul J. Finnegan

/s/ Samuel M. Mencoff
Samuel M. Mencoff

/s/ Vahe A. Dombalagian
Vahe A. Dombalagian

/s/ Matthew W. Raino
Matthew W. Raino

CUSIP No. 26927E 10 4	13G	Page 23 of 23 Pages

EXHIBIT INDEX

Exhibit No.

99.1	Joint Filing Agreement dated as of February 13, 2019, by and among each of the Reporting Persons